

August 3, 2011

Via E-mail
C. Todd Asbury
Chief Financial Officer
New Peoples Bankshares, Inc.
67 Commerce Drive
Honaker, Virginia 24260

Re: New Peoples Bankshares, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
10-K/A's for the fiscal year ended December 31, 2010
Filed April 29 and June 24, 2011
Form 10-Q for the Quarter ended March 31, 2011
Filed June 28, 2011
File No. 0-33411

Dear Mr. Asbury:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K/A #2 for Fiscal Year Ended December 31, 2010

General

1. In the initial version of your 10-K, filed March 16, 2011, you indicated that you intended to file a proxy statement for your annual meeting, which would include your Part III

information. In the April 29 amendment to the 10-K you included the Part III information, and have not subsequently filed a proxy statement for your annual meeting. Please tell us regarding your plans to conduct an annual meeting this year, and provide your analysis of the impact of a decision not to conduct a meeting this year under your applicable listing standards and Virginia law.

Our Market Areas, page 5

2. We note your dependence on your local market area, described in the related risk factor on page 21. In future filings, please revise to provide economic figures reflecting current conditions in your market area, as well as significant changes and trends over the past several years. These might relate to average income, housing starts and sales, foreclosures and commercial business figures such as total employment or the like.

Provision for Loan Losses, page 33

3. We note your disclosure on page 34 that if collateral appraisals are outdated you will obtain updated appraisals, and you have referenced an evaluation that is made to determine if the collateral is sufficient for these credits. Please tell us and revise your future filings beginning with your next Form 10-Q to disclose your appraisal policies and procedures. In your revised disclosures, please include the following:

   - explain when you consider an appraisal to be outdated and whether this varies by loan type;
   - discuss in further detail the evaluation that is performed on the underlying collateral to determine whether it is sufficient;
   - how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type;
   - describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals;
   - discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses; and
   - quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

4. As a related matter, we also note that as a result of the material weakness identified in your internal control over financial reporting as of December 31, 2011 you state on page 79 that the Chief Credit Officer is now responsible for determining when appraisals or evaluations will be needed on impaired loans and other real estate owned properties. To the extent not already provided, please tell us in further detail how the Chief Credit Officer determines when appraisals and evaluations will be performed.

5. To further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with details of your five largest collateral dependent impaired loans at June 30, 2011 and December 31, 2010. Your response should include a discussion of the following:

   - when the loan was originated;
   - when the loan became impaired;
   - the underlying collateral supporting the loan;
   - the amount of any charge-offs recognized for the loan, as applicable;
   - the date and amount of the last appraisal obtained for the underlying collateral;
   - the estimated fair value of the underlying collateral at June 30, 2011 and December 31, 2010;
   - if you applied a discount to the most recent appraised value, the discount applied and how it was determined;
   - whether you have received an appraisal subsequent to either June 30, 2011 and December 31, 2010 and how you considered these updated appraised values as of previous period end; and
   - any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

Note 7. Loans, as Restated, page 58

6. We note in your Banking Services section beginning on page 6 you discuss your current loan offerings. Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether your current loan portfolio segments should be classified as a separate class of financing receivable for purposes of providing the disclosures required by ASU 2010-20 based upon the following:

   - Commercial real estate loans are currently included within your commercial loan portfolio segment;
   - Residential first and second loans and home equity lines of credit are currently included within your residential loan portfolio segment;

   Based upon the different credit risk characteristics related to the different loans included in your current loan portfolio segments, please consider revising your future filings to separately disclose the above mentioned loans as a separate class of financing receivable. If you do not believe disclosing these loan portfolios as separate classes is necessary please provide us with credit quality information (specific allowance, charge-off's, etc.) which supports your determination that these portfolios do not represent a significant credit risk.

7. Please revise your Age Analysis of Past Due Loans Receivable tabular disclosure on page 59 in future filings to further breakout the amounts included in the 30-89 days past due

bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

8. We note your disclosure on page 59 that interest income recognized on impaired loans for December 31, 2010 was $4.0 million. Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Note 3. Formal Written Agreement, page 6

9. We note your disclosure of the formal written agreement with the Federal Reserve Bank of Richmond and the Virginia State Corporation Commission Bureau of Financial Institutions which was entered into on July 29, 2010. We also note your statement that under the terms of this agreement you have agreed to strengthen credit risk management policies, enhance lending and credit administration, enhance management of your commercial real estate concentrations, conduct ongoing review and grading of your loan portfolio, and review and revise, as appropriate, current policy and maintain sound processes for maintaining an adequate allowance for loan and lease losses. To the extent that such initiatives are expected to have a material impact on your results of operations, financial position, or liquidity, please revise your future filings to disclose in detail the changes you have made or intend to make to comply with this guidance.

10. Tell us about, and revise your disclosure in future filings to describe, all material actions taken or to be taken by Peoples Bancorporation, or its subsidiary banks, to address the requirements of any agreements with your regulators. For confidential or informal agreements, do not disclose the terms of those agreements; instead discuss the actions and affects of the actions taken or to be taken. With regard to the formal agreements, provide updated disclosure regarding any changes or additional actions taken in the relevant periods and disclose management's conclusion as to whether you are in compliance with the terms of the agreement.

Note 7. Allowance for Loan Losses, page 11

11. We note from your tabular disclosures on pages 11-12 that your unallocated allowance for loan losses totaled $6.377 million and $6.163 million as of March 31, 2011 and December 31, 2010, respectively, which represents 33% and 25% of your total allowance for loan losses as of these periods. We also note disclosure on page 34 of your most recent Form 10-K/A for December 31, 2010 that as a result of a change in methodology in the last quarter of 2009 your unallocated allowance represents your internal processes of underwriting and the inherent risks present in your loan portfolio due to past and present lending practices. Based upon the significant amount of unallocated allowance

for loan losses as of these period ends, please tell us and consider revising future filings to present additional granularity by enhancing your current disclosures regarding the amount of the unallocated allowance assigned to each class or portfolio segment and discuss any trends or changes from prior periods related to this amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, staff accountant, at 202-551-3484 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

Cc: Via E-mail
        Douglas Densmore
          LeClair Ryan